June 12, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Christine Westbrook
Ms. Irene Paik
Ms. Bonnie Baynes
Ms. Angela Connell

Re:	Verrica Pharmaceuticals Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-225104

Acceleration Request
Requested Date: Thursday, June 14, 2018
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on June 14, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated June 5, 2018, through the date hereof:

Preliminary Prospectus dated June 5, 2018:

538 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As representatives of the several underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ James Streator
Name: James Streator, III
Title: Managing Director

[Signature Page to Underwriter Acceleration Request]